News Release
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David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)	(514) 731-0000
(514) 335-4035	* scott@maisonbrison.com

SR Telecom Reports First Quarter Results
Expects a return to profitability in fourth quarter of 2004

MONTREAL, May 11, 2004 - SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported its results for the first quarter of fiscal 2004 ended March 31, 2004.

Consolidated revenues for the first quarter totalled $26.2 million, a decrease of approximately 11.5% from the
$29.6 million reported in the first quarter of 2003. Revenues in the first quarter were lower than the prior year largely because the service components of major turnkey contracts were completed in 2003.

The first quarter operating loss was $13.6 million compared to the operating loss of $7.0 million in the first quarter of 2003. The operating margin in the quarter was negatively impacted by a lower gross profit on sales caused by a change in the product mix and lower volumes. The results were also impacted by a significant increase in operating and R&D expenses related to the acquisition of angel™ and airstar.™ Consolidated net loss was $16.9 million for the quarter, compared to a consolidated net loss of $6.7 million in the corresponding period in 2003. The increase in consolidated net loss is attributable to the factors stated above as well as the impact of a $3.0 million income tax recovery in 2003 that was not replicated this year.

“As we expected, the first quarter of 2004 provided disappointing results,” said Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom. “Despite this, we are determined to return the Company to profitability by the fourth quarter of this fiscal year. This is why we have put in place a comprehensive streamlining initiative. Our program is now being implemented, and when it is completed, we will have reduced our core wireless break-even revenue point to approximately $135 million on an annual basis. We also expect an increase in revenue over the coming quarters. New frame contracts and firm purchase orders received over the last six months now total in excess of $200 million, which includes the recent contract wins in Senegal and Latin America we announced earlier this week. Some of these frame contracts extend over two to three years.”

Restructuring Initiative
On April 30, 2004, SR Telecom began a restructuring initiative that will significantly reduce its cost base. Highlights of the plan include the closure of the Company’s Redmond, Washington facility, concentrating research and development activities in Montreal, and focusing SR Telecom’s operations in France on sales and customer support. A restructuring plan is currently being finalized with the workers’ council in France.

“With this initiative, our global operations will be reorganized and better integrated,” Mr. St-Arnaud said. “By concentrating our R&D expertise in Montreal, we will be able to focus more efficiently on the continuing development of our angel, airstar and SR500ip™ products, and the transfer of our core resources from Redmond to Montreal will ensure that we will be able to provide uninterrupted service to our customers.”

Mr. St-Arnaud also commented on the Company’s WiMAX activities. SR Telecom is an active member of the WiMAX forum.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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“Much has been said in the industry about WiMAX. In fact, the project in which we are currently engaged in Spain involves working with Telefonica to develop a version of angel that conforms to the WiMAX standard. Consolidating our R&D activities in Montreal will also enable us to accelerate our WiMAX development project.”

David Adams, SR Telecom’s Senior Vice-President, Finance and CFO, explained that restructuring charges will be recognized as they occur during the second and third quarters of the current fiscal year. These charges are estimated to be $15 million, of which approximately $11 million will be in cash costs.

“We anticipate that the restructuring measures will reduce our SG&A and R&D costs by more than one third on an annualized basis, which represents a savings of approximately $30 million on an annualized basis compared to the first quarter,” Mr. Adams said. “Moreover, we fully expect to generate positive EBITDA in excess of $20 million on an annualized basis during the fourth quarter.”

Core Wireless Solutions Segment
First quarter revenues in SR Telecom’s core wireless solutions business were $21.6 million, compared to $26.0 million during the same period last year. Equipment revenues during the quarter remained at the same $16.5 million level reported last year, while service revenues decreased as the service components of major turnkey contracts were completed in the prior year’s period.

CTR
Revenues at CTR were $4.6 million in the first quarter, compared to $3.6 million in the same period last year. In peso terms, net revenue increased in the first quarter by 310 million pesos to 2,075 million pesos. The increase is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which came into effect on March 1, 2004. CTR’s revenues have also been affected by the increase in the value of the Chilean peso compared to the Canadian dollar.

The net loss from CTR was $1.8 million for the quarter, compared to a gain of $1.2 million in the same period in 2003. Fluctuations in the Canadian dollar, U.S. dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt, resulted in a foreign exchange loss of $0.7 million for the three months ended March 31, 2004, compared to the foreign exchange gain of $4.0 million in the first quarter of 2003.

“We anticipate that the tariff rate increase will contribute in excess of $1.5 million to CTR’s operating cash flow on an annualized basis,” said Mr. Adams. “Further, we are proceeding with our previously announced initiative to deploy up to 6,000 new lines into several urban areas of Chile using surplus angel inventory. Once completed, this expansion will help to increase voice and Internet revenues at CTR, and will ensure the completion of the project.”

Financial Position
SR Telecom's cash and short-term investment position, including restricted cash, was $46.7 million as at March 31, 2004, a significant increase from the $18.7 million reported at December 31, 2003. The increase results from the February 2004 equity financing, for which the Company realized net proceeds of $46.8 million. The financing has generated significant additional working capital to fund operations.

“Additionally, we expect that the effects of the restructuring program, combined with the collection of long term receivables tied to contract performance in the second and third quarters, and the contribution of the new contracts recently announced will lead to positive cash flow in the second half of the year. At year end, we expect to have cash resources in excess of $25 million to fund operations and contribute to the refinancing of the balance sheet,” said Mr. Adams.

Backlog
Backlog at the end of the first quarter of 2004 stood at $36 million, down from the $65 million reported at the end of the first quarter in 2003, but an increase from the $27 million at the end of fiscal year 2003. The Company’s backlog is now comprised of many short term orders that turn over more quickly than in the past and consists solely of purchase orders received for delivery in future periods. Backlog does not contain any credit for anticipated deliveries under frame contracts in progress. Currently, significant orders are expected to be generated under these frame contracts, which include projects in Spain, Africa, Southeast Asia and Latin America, and from the introduction of the newly acquired product lines, airstar and angel. However, the timing of these orders cannot be identified with certainty.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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Q1 Events
●	On February 18 and 24, 2004, with the exercise of the over-allotment option, SR Telecom completed a public and private offering of 7,142,929 units for net cash proceeds of $46.8 million.

●	SR Telecom received the first in a series of orders for its SR500™ fixed wireless access system from Telecom Fiji Limited. The SR500 system will be deployed on the two main islands of Fiji as part of a government-backed community development program. Deliveries on the orders, which total more than $1.5 million, are expected to commence during the second quarter of 2004.

●	CTR received approval from Subtel, the Chilean telecommunications regulator, to significantly increase its access tariffs. The tariff increase took effect on March 1, 2004. SR Telecom expects the tariff increase to augment CTR’s revenues and operating cash flow by more than $1.5 million on an annualized basis.

●	SR Telecom’s angel product was selected for a broadband network in Southeast Asia. The metropolitan development project is centered around one of the region’s capital cities.

●	SR Telecom launched its next generation SR500ip product and secured orders valued at $4.4 million. The orders come from a major incumbent carrier in Southeast Asia.

Subsequent Events

●	SR Telecom’s SR500 has been selected by Sonatel, the national telecommunications provider in Senegal, for a major network expansion. The contract is valued at approximately $13 million. The equipment and services are scheduled to be delivered in 2004.

●	SR Telecom signed a frame contract with a major telecommunications operator in Latin America for a nationwide telecommunications infrastructure expansion and upgrade program using the SR500 wireless access system. The initial phase of the project calls for SR Telecom to deliver turnkey systems valued at approximately $35 million commencing in the third quarter of 2004. Further deployment and expansion is expected to take place over the next several years.

●	SR Telecom’s angel Broadband Fixed Wireless Access (BFWA) system has been selected by Chatham Internet Access (CIA) for a high speed wireless Internet project in Chatham, Ontario. The project, which will receive funding under Industry Canada's BRAND (Broadband for Rural and Northern Development) initiative, will be deployed over the next two years. Deliveries are scheduled to commence immediately. This is the first contract win for angel in Canada.

●	SR Telecom has been awarded new orders for its broadband angel solution from Siemens for the Telefónica TRAC (Telephone Rural Access Cellular) project. Telefónica, a leading international telecommunications operator, has selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain.

●	SR Telecom’s swing™ fixed wireless access system has been selected by the Office des Postes et Telecommunications (OPT) in French Polynesia for a rural telephony modernization project in the Marquesas islands. The contract is valued at more than $2.5 million over the next two years, of which approximately $1.7 million in equipment and services will be delivered in 2004.

●	SR Telecom has applied for a commercial license to deploy angel in several urban centers in Chile. This should enable CTR to deploy approximately 4,000 lines in 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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Outlook
“We anticipate revenue growth over the coming quarters, and our comprehensive restructuring will significantly reduce our cost base,” Mr. St-Arnaud said. “Restructuring charges will have an impact on our second and third quarter results, but we are positioned to achieve profitability in our core wireless business in the fourth quarter of this year.”

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world's leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company's products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom's products have been deployed in over 120 countries, connecting nearly two million people.

The Company's unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Conference Call
SR Telecom will host a conference call on Wednesday, May 12 at 2:00 PM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Chief Financial Officer David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or 1-800-796-7558 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Wednesday, May 12 as of 4:00 PM until 11:59 PM on Wednesday, May 19 at 1-877-289-8525 (passcode 21050165#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SR500, SR500ip, ANGEL and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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